FORM 4 __ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . 0.5

1. Name and Address of Reporting Person* Vaczy Catherine M.	2. Issuer Name and Ticker or Trading Symbol ImClone Systems Incorporated (IMCL)

6.  Relationship of Reporting Person(s) to Issuer

(Check all applicable)

___   Director                              ___ 10% Owner

_X_  Officer (give title below)     ___Other (specify below)

  __Vice President Legal & Associate General Counsel_______________________________

(Last) (First) (Middle) C/O Imclone Systems Incorporated 180 Varick Street, 6th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year December 20, 2002
(Street) New York, New York 10014			5. If Amendment, Date of Original (Month/Year) December 23, 2002			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$11.91	12/20/2002		A		3,750		(*)	12/19/2012	Common Stock	3,750	$11.91	3,750	D	______

Explanation of Responses: (*) These employee stock options become exercisable in two equal annual installments beginning December 20, 2003.
	/s/ Catherine Vaczy **Signature of Reporting Person	1/21/2003 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure